FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 3, 2008

Commission File Number: 001-10579

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes ___   No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ___   No _X_

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___   No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item



News release
FOR IMMEDIATE RELEASE

TELEFÓNICA CHILE ANNOUNCES PAYMENT DATE FOR CAPITAL DISTRIBUTION TO ITS SHAREHOLDERS

Santiago, Chile - May 22, 2008 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica Chile" or the "Company") announces that, in compliance with what was agreed at the Extraordinary Shareholders' Meeting of April 14, 2008, the Board has defined the following date of payment for the capital distribution to its shareholders:

	Payment date	**Record date in Chile**	**Gross amount per share (Ch$)**
Capital Distribution	June 13, 2008	June 7, 2008	$41.00 (*)

(*) Corresponds to a capital reduction amounting to Ch$39,243,440,485.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:
www.telefonicachile.cl (Inversionistas / Investor Relations section)

For additional information, please contact:

Sofía Chellew - Verónica Gaete
María José Rodríguez – Diego Saenz
TELEFÓNICA CHILE
Tel.: 562-691-3867
E-mail:
sofia.chellew@telefonicachile.cl,
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

Lucia Domville
THE GLOBAL CONSULTING GROUP
Tel: 646-284-9416
E-mail:
ldomville@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Isabel Margarita Bravo C.

Name: Isabel Margarita Bravo C.
Title: Financial Director